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                  [X10 Wireless Technology, Inc. Letterhead]

September 26, 2001

By EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Patrick J. O'Leary

Re:  X10 Wireless Technology, Inc.
     Registration Statement on Form S-1
     File No. 333-43396

Dear Mr. O'Leary:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, X10 Wireless Technology, Inc., a Delaware corporation (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its registration statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-43396 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on August 10, 2000.

Pursuant to the Registration Statement, the Registrant proposed to register certain shares of its Common Stock, $0.001 par value per share (the "Shares"), for issuance to the public with a proposed maximum offering price of $92,000,000. As a result of circumstances regarding the securities markets, the Registrant has determined at this time not to pursue the initial public offering of equity securities pursuant to the Registration Statement. Furthermore, no securities have been sold under the Registration Statement.

Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. We understand the filing fees paid by the Company in connection with the Registration Statement will be held by the Commission pursuant to Rule 477 under the Securities Act of 1933, as amended, and may be applied by the Company to a future registration statement filing within one year of the date of withdrawal of the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please contact Christopher W. Wright or Eric S. Carnell of Cooley Godward LLP, legal counsel to the Registrant in connection with the Registration Statement, at (425) 893-7700.

Sincerely,

/s/ Wade A. Pfeiffer

Wade A. Pfeiffer

cc:  George E. Stevenson
     The Nasdaq National Market, Inc.
     James D. Parkin
     Mark F. Hoffman, Esq.
     Cydney S. Posner, Esq.
     Matthew D. Latimer, Esq.
     Eric Scott Carnell, Esq.